ROMA FINANCIAL CORPORATION LETTERHEAD

Via EDGAR

June 8, 2009

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter Dated May 29, 2009

Dear Mr. McNair:

I am writing in connection with the letter dated May 29, 2009 regarding the Form 10-K filed by Roma Financial Corporation. Per your discussion on June 5, 2009 with Joan S. Guilfoyle, Esq., our special counsel, this is to inform you that we are not able to respond to the comments in such letter by the stated deadline and request an extension of such deadline for response to July 3, 2009. We will endeavor to respond as quickly as possible to your comments but need the additional time to have all relevant people review and respond to the comments.

Please contact the undersigned at (609) 223-8331 or contact Ms. Guilfoyle at 202-434-4660 if you have any questions.

Sincerely,

/s/Sharon L. Lamont Chief Financial Officer